April 28, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C., 20549

Re:	Nordstrom, Inc.

Registration Statement on Form S-4 (File No. 333-194884)

Dear Mr. Reynolds,

Reference is made to your letter dated April 18, 2014 regarding the Registration Statement filed by Nordstrom, Inc. (“Nordstrom”) to register under the Securities Act its offer to exchange (the “Exchange Offer”) up to $665,562,000 aggregate principal amount of its outstanding 5.00% Senior Notes due 2044 (the “New Notes”) for any and all of its outstanding 5.00% Senior Notes due 2044 (the “Existing Notes”).

Your letter requests that Nordstrom provide you with a supplemental letter containing:

•	a statement that Nordstrom is registering the Exchange Offer in reliance on the positions enunciated by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Exxon Capital Holdings Corporation SEC No-Action Letter, dated May 13, 1988 (the “Exxon Capital SEC No-Action Letter”), the Morgan Stanley & Co., Inc. SEC No-Action Letter, dated June 5, 1991 (the “Morgan Stanley SEC No-Action Letter”) and the Shearman & Sterling SEC No-Action Letter, dated July 2, 1993 (the “Shearman & Sterling No-Action Letter” and, together with the Exxon Capital No-Action Letter and the Morgan Stanley No-Action Letter, the “relevant SEC No-Action Letters”); and

•	the representations contained in the Morgan Stanley No-Action Letter and the Shearman & Sterling No-Action Letter.

Pursuant to the Staff’s requests, Nordstrom supplementally confirms that Nordstrom is relying on the positions enunciated by the Staff in the relevant SEC No-Action Letters.

In addition, Nordstrom hereby makes the following representations to the Commission:

•	Nordstrom has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer, and to the best of Nordstrom’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, Nordstrom will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (1) could not rely on the Staff’s position enunciated in the Exxon Capital SEC No-Action Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. Nordstrom acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of regulation S-K.

•	No broker-dealer has entered into any arrangement or understanding with Nordstrom or an affiliate of Nordstrom to distribute the New Notes; and

•	Nordstrom will:

•	Make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Existing Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Existing Securities held by the broker dealer); and

•	Include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer an additional provision in substantially the following form:

If the exchange offeree is a broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Existing Notes pursuant to the Exchange Offer.

The transmittal letter or similar documentation may also include a statement to the effect that:

By so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions or require further clarification of these statements and representations, please contact me at (206) 233-6565 or Brian DeFoe of Lane Powell PC at (206) 223-7948.

NORDSTROM, INC.

/s/ James A. Howell
James A. Howell
Vice President of Finance
cc:	Robert B. Sari

Brian B. DeFoe

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